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SECURITIES W [barcode])N
03013439

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING＿＿＿01/01/02＿＿ AND ENDING＿＿＿12/31/02＿＿
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mellin Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

190 South LaSalle Street,   Suite 2895
                              (No. and Street)

Chicago,   Illinois   60603
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur B. Mellin   (312) 456-7300
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
          (Name – if individual. state last. first. middle name)

13116 South Western Avenue,   Blue Island,   Illinois   60406
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

MAR 2 0 2003

OATH OR AFFIRMATION

I, __Arthur B. Mellin_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Mellin Securities, Inc._____ , as
of _____December 31,_____ , 20 02___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
KATHERINE PROYCE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/06/05

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MELLIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mellin Securities, Inc.

We have audited the accompanying statement of financial condition of Mellin Securities, Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellin Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 16, 2003

MELLIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	5,757
Receivable from broker/dealers		98,268
Securities owned at market or estimated fair value		13,860
Other assets		293
TOTAL ASSETS	$	118,178

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	11,581
Accrued pension and profit sharing contribution		2,333
Total Liabilities	$	13,914

Shareholders' Equity

Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	$	1,000
Additional paid-in capital		103,264
Retained earnings		-0-
Total Shareholders' Equity	$	104,264
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	118,178

The accompanying notes are an integral part of these financial statements.

MELLIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on November 14, 1991. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began January 14, 1993.

Securities Owned - Securities positions are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with Mellin Asset Management, Inc. (MAMI), a registered investment advisor, Mellin Group, Inc. and Mellin Small Cap Growth Fund, L.P. During the year ended December 31, 2002 MAMI paid overhead and operating expenses for the Company without reimbursement. The Company has also paid MAMI $60,000 in management fees.

The Company also earned $112,941 in commissions on securities transactions executed on behalf of Mellin Small Cap Growth Fund, L.P.

NOTE 4 - RETIREMENT PLANS

The Company has a discretionary profit-sharing plan covering substantially all of its employees. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participant's contribution. The Company's matching contribution for the year ended December 31, 2002 was $3,405.

In addition, the Company had maintained a money purchase pension plan. This plan was terminated effective January 1, 2002.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and a net capital requirement of $97,867 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 14%.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to have a $25,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 30 days prior written notification. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company's customers enter into various securities transactions and these transactions may include selling securities they do not own and therefore will be obligated to purchase such securities at a future date. The risk to the customer arises if the market values of the related securities increase subsequent to the date of sale. The Company's exposure to risk would consist of the amount necessary to satisfy the contractual requirement of these financial instruments should the customers fail to meet their contractual obligations.

MELLIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 7 - SECURITIES OWNED

Securities owned consist of trading and investment securities illustrated as follows:

Equity securities at market value	$ 10,560
Warrants at fair value	3,300
Total	$ 13,860

Warrants to purchase common shares of an entity and have been valued by the Company at their original cost.

NOTE 8 - COMMITMENT

On February 2, 2000, the Company entered into an operating lease agreement for quotation services. The initial term of the agreement was for two years, beginning with the date that the services were first provided. This agreement can be cancelled with 60 days prior written notice. After the initial period was over, the agreement was automatically renewed for an additional two years. The total expenditure relating to this lease for the year ended December 31, 2002 was $26,977. The remaining minimal annual payments pursuant to this lease agreement for the renewal term, excluding any additional charges, are $19,680 for the year ending December 31, 2003 and $1,640 for the year ending December 31, 2004.